Form C

Cover Page

Name of issuer:

Token Metrics Inc.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 10/19/2018

Physical address of issuer:

7600 Chevy Chase Drive
Suite 300
Austin TX 78752

Website of issuer:

https://www.tokenmetrics.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☑ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

1,063,830

Price:

$0.47000

Method for determining price:

Dividing pre-money valuation $80,591,390.21 by number of shares outstanding on fully diluted basis.

Target offering amount:

$500,000.10

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$3,999,999.86

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

33

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,265,139.00	$54,648.00
Cash & Cash Equivalents:	$1,222,006.00	$18,615.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$149,871.00	$249,606.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$1,665,456.00	$163,154.00
Cost of Goods Sold:	$0.00	$10.00
Taxes Paid:	$2,536.00	$450.00
Net Income:	$702,688.00	($813,060.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Token Metrics Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ian Balina	Chief Executive Officer	Token Metrics	2018
Ugo Nduaguba	Investor	100X Advisors	2019
Thomas Murphy	CEO	Alpha Virtual	2021
Diego Lara	Investor	100X Advisors	2019
Dr. Charles Balina	Consultant	Balina Global	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ian Balina	President	2018
Ian Balina	CEO	2018
Sam Monac	COO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ian Balina	133300000.0 Common	87.87

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

General risks

The content and timing of federal regulations that affect the Company and its key team members are uncertain.

You should not rely on information in the public media and social that is published by third parties when making a decision whether to participate in the offering and acquire Shares.
Dilution of the value of the Shares subscribed for could be greater than anticipated in order to provide incentive compensation for essential personnel and tasks, particularly if cash resources are limited.

Your investment could, in light of all the risk factors, become worthless.

Even if the investment has value, you could be unable for long periods of time, and indefinitely into the future, sell your shares and realize their value.

Risks associated with an investment in the Subscription Agreement and Shares further include:

Token Metrics may not successfully develop, market, and launch the services, technology, and initiatives currently planned or under development, so that equity shares may decline in value or have no value.

Trading and secondary markets for the Shares do not exist and may never develop.

Even if a trading market develops, there may not be any market makers for the Shares.

The Shares are not backed by the government and are not legal tender.

The US tax treatment of the Shares is uncertain, such that there may be unanticipated adverse tax consequences for you and other holders upon certain future events.

The Share prices, if secondary markets develop at some point in the future, may be extremely volatile, and the value of the Shares may be materially adversely affected as a result.

The marketing and value of investors' Shares will depend on factors outside the control of the investor, including factors within the knowledge and control of officers and directors of the Company that the investor will have little or no influence upon.

Risks Related to Corporate Governance vis-a-vis Shareholders

As a minority shareholder you will have very limited ability to prevail in a majority shareholder vote, as the majority of Shares will be owned by the founder-CEO.

The holder(s) of the majority of Shares in the Company may limit the ability of the investors to influence decisions of the Company and may dilute investors by a further offering or financing round.

The voting power of Shares will be exercised by the Lead Investor, via the Special Purpose Vehicle, and will not be voted by you the Purchaser.

The holder(s) of the majority of Shares in the Company may make decisions that you the Purchaser disagree with and that may impair the interests of investors.

The holder(s) of the majority of shares in the Company may have fuller or more timely information than investors.

Risks Related to the Development of the Token Metrics Platforms

The Token Metrics platforms may not be widely used and may never develop as we intend. It is possible that there may be limited users, which may negatively impact the value of equity shares in the Corporation.

Token Metrics' past performance does not necessarily reflect future performance or the likelihood of the success of the Token Metrics platforms and service offerings.

Negative publicity could adversely affect the adoption of the Token Metrics platforms and service offerings.

The Token Metrics platforms' technology may not function properly.

If Token Metrics fails to promote or develop our Company brands in a cost-effective manner among users, we may not grow or maintain the Token Metrics platforms' userbase and the value of your Shares may be adversely affected.

Risks Related to the Financial Condition of the Company

The Company's net assets and revenue compared to expenses may not be sufficient to enable the success or survival of the Company.

The Company may find it difficult or impossible to obtain further financing in the future to the extent needed to succeed or survive as a going entity.

Risks Related to Regulation

It is possible that the Token Metrics Project and Token Metrics platform could be deemed by state or federal securities regulators to be an investment adviser subject to regulation, which could result in temporary or permanent shutting down of the Token Metrics platform.

The Shares and Subscription Agreements could be deemed by state or federal regulators to be a non-exempt offering of securities and subject to injunction and penalties, potentially criminal as well as civil, with adverse and possibly terminating effect on the value of the Shares.

We are not licensed in any state or federal or non-US jurisdiction and future efforts to acquire licenses for regulated activities may be unsuccessful.

We do not intend to register as a money transmitter or money services business under the laws of the US and individual states, and our business may be adversely affected if we are required to do so.

Risks Related to Plans for Robo-Advisor

Our future efforts to gain approval for a Token Metrics Robo-Advisor are uncertain of success. In the event we are not given the necessary approval for the Robo-Advisor, our future business model will not go into effect.

It is uncertain whether Token Metrics will be able to build a successful Robo-Advisor business if the Robo-Advisor is approved federal authorities, namely the US Securities and Exchange Commission.

The legal and regulatory framework affecting a Robo-Advisor is subject to change at the federal and state level, and changes in that framework could hurt the Company's business in the event the Robo-Advisor is approved and successfully launched.

Risks Related to Plans for Hedge Fund

Our plan to serve one or more hedge funds operating in association with Token Metrics depends on two exemptions from the Investment Company Act of 1940: the "3(c)(1) exemption" and the "3(c)(7) exemption." The 3(c)(1) exemption requires that the fund have no more than 100 beneficial owners who are accredited investors and requires further that the fund not do a public offering. The 3(c)(7) exemption allows a higher number of investors who must all be "qualified purchasers," a standard requiring significantly more net assets than "accredited investor."

There is a risk that such a hedge fund would not qualify under the 3(c)(1) exemption or that it could lose its qualification under that exemption if the number of beneficial owners-investors either knowingly or inadvertently grows to exceed 100, or if investors are found not to be accredited investors.

There is a risk that such a hedge fund would not qualify under the 3(c)(7) exemption or that it could lose its qualification under that exemption if investors are found not to be qualified purchasers.

There is a risk that hedge funds that originally engage Token Metrics to provide services for compensation might cease engaging Token Metrics, in ways that would impair the Token Metrics business plan.

Other Regulatory Risks

One or more of our key team members could become the subject of regulatory enforcement activity that could limit or prevent their current level of involvement in the Company.

Token Metrics and its key team members have operated in the field of cryptocurrencies that could be declared by US federal or state regulatory authorities to be securities, which could have collateral adverse affects upon those interacting in the past with such cryptocurrencies, including key team members of Token Metrics.
There may be deficiencies with internal controls of Token Metrics that require improvements, and if we are unable to adequately evaluate internal controls, we may become subject to sanctions and adverse actions that adversely affect our business.

Future currently unknown legal and regulatory developments in the field of cryptocurrencies could have adverse effects on the business of Token Metrics.

Risks Related to Possible Social Media Blacklisting

Many cryptocurrency companies are blacklisted from social media companies like Youtube. Token Metrics relies heavily on Youtube for our marketing and brand awareness, so that being limited or banned by Youtube could negatively impact our performance and growth potential.

Risks Pertaining to Non-US Purchasers.

In addition to the above-described risks, non-US investors should be aware that international investing involves further risks, including:

Currency exchange and fluctuation risks.

Changes in exchange rates between the US dollar and a non-US investor's domestic currency can reduce – or increase – the returns on the investment.

Foreign regulatory risks.

Non-US investors bear the risk of running afoul of laws and regulations of their home jurisdiction, which have not been addressed by a US offeror.

Legal remedies may be more difficult or costly for non-US purchasers.

In the event non-US investors believe they have a claim against a US offeror, they may have more complexities and costs than a US investor in seeking remedies in US courts as private plaintiffs, and in collecting on a judgment if any is obtained against an offeror.

Risks Related to Our Business

Token Metrics Inc. and its subsidiaries are new with limited operating history, which makes it difficult to evaluate our Company's ability to develop and grow the Token Metrics platforms.

Token Metrics has experienced net losses in the past and Token Metrics may incur net losses in the future.

The Token Metrics platforms rely on the availability of information such as business plans, code repositories, token supply, trading, and pricing information supplied by third-parties. Restrictions on access to this third-party information could negatively impact the value of the Token Metrics platform.

If we at Token Metrics are unable to generate sufficient cash from subscriptions to the Token Metrics platforms, we may be unable to fund our operations and, as a result, Token Metrics may be unable to support the Token Metrics platforms as described in this Subscription Agreement. This may have a material adverse effect on the Token Metrics platform and the value of the Shares.

The demand for cryptocurrencies and digital assets in general could decline in the future, which may have a material impact on demand for our ratings platform as well as our operations and financial strength.

We operate in a very competitive industry and any failure to attract users to the Token Metrics platforms could diminish our development or possibly cause our operations to cease.

We might need more capital to support platform or Purchaser growth and there is no guarantee that we will have access to more capital or access to capital under acceptable terms.

The further development and operation of the Token Metrics platform may require that we protect our technology from imitation, which may prove difficult or impossible.

The success of Token Metrics is directly correlated to the success of the cryptocurrency market, and cryptocurrencies are highly volatile, thus posing substantial risk to our success.

Our quantitative investment models have a large impact on the accuracy of our ratings, indices, and price predictions, so that if we ae unable to build successful models we will not be able to retain clients and gain new clients in a successful manner.

Our team works remotely, which has the possibility to make it difficult to work effectively together.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$500,000**

Use of Proceeds: In the event of a minimum raise of $500,000, the raised funds will be used to implement the company's plans as presented on the Wefunder portal, including efforts to hire the best talent available in the crypto, media, and technology sectors so that the Company's growth over the past year can remain sustainable for the future. Approximately 22% of the funds will go toward new hiring expenses. Additionally, we will allocate 44% to our current employee payroll expenses. We will also allocate 10% towards our software costs and another 10% to our general and overhead expenses. Funds will also be put towards facilities and production equipment for Token Metrics TV such as studio space, cameras, lighting, and video editors/videographers (approximately 8% of raised funds). A 6% fee to Wefunder as the funding portal for the Regulation CF offering, calculated as 6% of raised funds, will be included in the use of proceeds for both the minimum and maximum raises.

Remaining funds will cover Legal and Accounting costs of the Regulation CF offering and be used as cash reserves.

If we raise: **$4,000,000**

Use of Proceeds: In the event of a maximum raise of $4,000,000, the amount of raised funds will be used to implement the company's plans as presented on the Wefunder portal, including efforts to hire the best talent available in the crypto, media, and technology sectors so that the Company's growth over the past year can remain sustainable for the future. 46.5% of funds will go towards our current employee payroll expenses and new hiring expenses. Additionally, we have plans to spend 6% on advertising, 7% will go towards our software costs and 10% towards our general and overhead expenses. We plan to allocate 12% towards building out the Robo-advisor. Funds will also be put towards facilities and production equipment for Token Metrics TV such as studio space, cameras, lighting, and video editors/videographers (approximately 12.5% of raised funds). A 6% fee to Wefunder as the funding portal for the Regulation CF offering, calculated as 6% of raised funds, will be included in the use of proceeds for both the minimum and maximum raises.

Remaining funds will cover Legal and Accounting costs of the Regulation CF offering and be used as cash reserves.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $80,591,390.21 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Token Metrics Inc. is offering up to 8,510,638 shares of Common Stock, at a price per share of $0.47.

The campaign maximum is $3,999,999.86 and the campaign minimum is $500,000.10.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Repurchase.

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Stock from the undersigned for the greater of (i) the Purchase Price and (ii) the fair market value of the Stock, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Stock the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Stock by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

None of the terms and conditions of the Subscription Agreement may be modified, amended or terminated except in a writing signed by the Purchaser and the Company

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	180,000,000	151,696,643	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	19,774,400

Describe any other rights:

We have only authorized one class of stock, Common.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise

Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2020, the Company had $138,871 in balances payable of various credit cards owned by the company. During the current year of 2021 all of the credit cards have been paid in full.

The company does not have any outstanding debt as of September 1, 2021

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2019	Regulation D, Rule 506(b)	Common stock	$22,664	General operations
10/2020	Regulation D, Rule 506(b)	Common stock	$747,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Global Networking Solutions is a part of 100X Advisors which is the consulting firm to Token Metrics Inc and provides consulting services to Token Metrics Inc. Due (to) / from Global Networking Solutions Limited for $3,000 represents intercompany transactions for formation costs incurred for 100X Advisors.

Various board members for Token Metrics Inc. are employed by 100X Advisors.

Additionally, Token Metrics Inc. has a licensing agreement with two entities that are owned by four shareholders and employees of Token Metrics Inc., namely Token Metrics Advisers LLC and Token Metrics Ventures GP, LLC, both of which are owned by Token Metrics Inc. shareholders Ian Balina, Ugo Nduaguba and Diego Lara, as well as Token Metrics Inc. employee Gurraj Sangha. Token Metrics Ventures GP, LLC is the general partner of a hedge fund that has a license agreement with Token Metrics Inc. Token Metrics Advisers LLC has a contract to act as private investment adviser to that hedge fund. The licensing agreements allow Token Metrics Ventures GP, LLC and Token Metrics Advisers LLC to use the trade name and trademarks of Token Metrics Inc.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Token Metrics uses machine learning technology to help people make profitable crypto investments. We provide model crypto investment portfolios, crypto rankings, and crypto price predictions.

In 5 years, we believe Token Metrics will be the most robust crypto ecosystem, combining a TV network, an investment research platform, and a robo-advisor. We believe we will be the premier investing service, the most-viewed media outlet, and the best educational resource in all of crypto. These are forward looking projections and are not guaranteed.

Milestones

Token Metrics Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- 35% Average Month-Over-Month Revenue Growth Over The Past Year

- Over $5.6 Million Annual Recurring Revenue

- AI-Driven Crypto Indices, Trading Signals, Ratings, And Price Predictions

- Token Metrics TV Subscribers Receive Daily Premium Crypto Content

- Some of our affiliates include BitBoy Crypto, Crypto Love, Crypto Busy, and Brian Jung
- Crypto Robo-Advisor In The Works (Subject To Regulatory Approval)

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $1,665,456 compared to the year ended December 31, 2019, when the Company had revenues of $163,154.
- *Assets.* As of December 31, 2020, the Company had total assets of $1,265,139, including $1,222,006 in cash. As of December 31, 2019, the Company had $54,648 in total assets, including $18,615 in cash.
- *Net Income.* The Company has had net income of $702,688 and net losses of $813,060 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $149,871 for the fiscal year ended December 31, 2020 and $249,606 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $769,664 in equity. We raised a total of $22,664 in 2019, including $11,000 cash and the remainder in cryptocurrency. We raised a total of $747,000 in 2020, including $642,505 in cash and the remainder in cryptocurrency. The investments via crypto are not reflected in our audited financial statements.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 14 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise further capital within the next 12 months for further expansion and development. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Token Metrics Inc. cash in hand is $900,514, as of August 2021. Over the last six months, revenues have averaged $530,924/month, cost of goods sold has averaged $119,944/month, and operational expenses have averaged $520,635/month, for an average net loss of $109,655/month.

Since the date our financials cover:

2021 revenue is $4.05M for the first 8 months of January through August, compared to 2020 full-year revenue of $1.66M. Revenue growth suffered in the wake of the crypto market crash in late May 2021, which led to a drop in monthly revenue to $356k in June and $266k in July. Revenue recovered to $421k in August. Profit/loss for the first 8 months of 2021 is a net operating loss of $521K. This results from rapid growth in the Token Metrics business plan including major staffing additions, further development of artificial intelligence models and deployment methods. The net operating loss has been financed from the Company's capital reserves, and the Company's credit card debt reflected in the 2020 financials has been paid in full.

Throughout 2021, we have plans to hire new employees, Produce Token Metrics TV, Launch Token Metrics 2.0 and Automate Investment Reports with GPT3. We are also adding several software platforms to help with employee tracking, payroll, expenses and more. All of these new projects will come with costs.

We have projected our revenues and expenses out 6 months. We project revenues to be $6,586,067 over this time period and expenses to be $5,284,138.70

In terms of alternative sources of funding: We raised $747K in our Regulation D offering in 2020. We also have annual recurring revenue of $6.4M based on our SAAS based business model which will continue to compound as we grow.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ian Balina, certify that:

(1) the financial statements of Token Metrics Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Token Metrics Inc. included in this Form reflects accurately the information reported on the tax return for Token Metrics Inc. filed for the most recently completed fiscal year.

Ian Balina
~~Chief Executive Officer~~

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. at the time of the filing of this offering statement bars the person from:
      A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
      B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
      C. engaging in savings association or credit union activities? ☐ Yes ☑ No
   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering

statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.tokenmetrics.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement
    Token Metrics Subscription Agreement

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Diego Lara
    Dr. Charles Balina
    Ian Balina
    Sam Monac
    Thomas Murphy
    Ugo Nduaguba

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    Token Metrics Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Token Metrics Inc.

By

Ian Balina
_____

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ugochukwu Leo Nduaguba
_____

Partner

9/13/2021

Diego Lara
_____

Director

9/10/2021

Ian Balina
_____

Chief Executive Officer

9/10/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

